SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 3, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

Third Quarter Report
September 30, 2006

Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

Third Quarter Report
For the quarter ended September 30, 2006
Letter to Shareholders
In the third quarter of 2006, Oncolytics achieved a number of important clinical milestones including obtaining regulatory approval of a U.K. Phase II combination REOLYSIN®/radiation clinical trial, commencing patient enrolment in two clinical trials in the U.S. and the U.K. and completing patient enrolment in its U.S. systemic administration trial.
In July, Oncolytics started patient enrolment in its Phase Ib U.K. clinical trial investigating REOLYSIN® in combination with radiation therapy as a treatment for patients with advanced cancers. The Phase Ib trial is treating patients with a range of two to six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant radiation dose of 36 Gy in 12 fractions. The trial follows the successful completion of the Company’s Phase Ia combination clinical trial. Three of the five patients reported on in the Phase Ia trial’s interim analysis experienced partial tumour responses.
Based on the Phase Ia results, Oncolytics submitted an application to the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) to conduct a Phase II REOLYSIN®/radiation clinical trial using the maximum dose delivered in the Phase Ia trial. The Phase II trial was approved in July 2006.
Also in July, Oncolytics announced that it had commenced patient enrolment in its U.S. Phase I/II recurrent malignant gliomas trial at the University of Alabama at Birmingham. In this trial, a single dose of REOLYSIN® is delivered into the tumour over a three-day period through an infusion pump. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.
Enrolment was completed in August in the Company’s Phase I U.S. clinical trial investigating the systemic delivery of REOLYSIN® for patients with advanced cancers. A total of 18 patients were treated in the trial at escalating dosages up to 3x1010 TCID50. A maximum dose was not reached and the treatment appears to have been well tolerated by the patients.
In September, Dr. Alan Melcher presented a poster at the 1st Joint Meeting of European National Societies of Immunology entitled “Reovirus Activates Dendritic Cells (DC) and Promotes Innate Anti-Tumour Immunity.” The researchers concluded that the reovirus may support early innate anti-tumour immunity as well as inducing direct tumour cell death.

Oncolytics has made significant progress in its clinical program for REOLYSIN® in the past quarter. The Company is preparing to initiate its comprehensive Phase II clinical program for REOLYSIN® as a monotherapy and in combination with radiation and chemotherapeutics both in the U.K. and the U.S. The initiation of this program is a key element in determining which cancer indications REOLYSIN® will be specifically targeting in future clinical studies.
Thank you for your ongoing enthusiasm and support for Oncolytics.
Brad Thompson, PhD
President and CEO
November 2, 2006

November 2, 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2006 and 2005, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2005. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2006 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
REOLYSIN® Development Update for the Third Quarter of 2006
We continue to develop our lead product REOLYSIN® as a possible cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.
Clinical Trial Program
During the third quarter of 2006, the following clinical trial activity occurred:
U.K. Phase II Combination REOLYSIN®/Radiation Clinical Trial
During the third quarter of 2006, we received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency for our Clinical Trial Application to begin a Phase II clinical trial to evaluate the anti-tumour effects of intratumoural administration of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers. Since receiving this letter of approval, we have been working with our investigators and the clinical trial sites to initiate patient enrollment which is expected to occur in the fourth quarter of 2006.
The trial is to be an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head and neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastatic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
The primary objective of the trial is to assess the anti-tumour activity of the combination of REOLYSIN® and low dose radiotherapy in treated and untreated lesions. Secondary objectives include the evaluation of viral replication, immune response to the virus and to determine the safety and tolerability of intratumoural administration of REOLYSIN® in patients with advanced cancers who are receiving radiation treatment.
U.K. Phase Ia/Ib Combination REOLYSIN®/Radiation Clinical Trial
During the third quarter of 2006, we commenced patient enrolment in our Phase Ib U.K. clinical trial investigating REOLYSIN® in combination with radiation therapy as a treatment for patients with advanced cancers. The Phase Ib trial will treat patients with a range of two to six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant radiation dose of 36 Gy in 12 fractions.
The primary objective of our Phase Ib trial is to determine the maximum tolerated dose, dose limiting toxicity, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. An additional group of patients is planned to be treated at the maximum dose regimen reached in the Ib trial.
Patient enrolment in our Ia combination REOLYSIN®/radiation trial was completed in June 2006. The Phase Ia trial tested two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. A maximum tolerated dose was not reached and the combination treatment appears to have been well tolerated by the patients.
Interim results of the Ia trial were presented at the American Association for Cancer Research Annual Meeting in Washington, D.C. in April 2006. Preliminary analysis has demonstrated evidence of both local and systemic response.
U.S. Phase I Systemic Administration Clinical Trial
During the third quarter of 2006, we completed patient enrolment in our Phase I U.S. clinical trial investigating the systemic delivery of REOLYSIN® to treat patients with advanced cancers. A total of 18 patients were treated in the Phase I trial with REOLYSIN® at escalating dosages of 1x108, 3x108, 1x109, 3x109, 1x1010 or 3x1010 TCID50. A maximum tolerated dose was not reached and the treatment appears to have been well tolerated by the patients.
The clinical trial is an open-label, dose-escalation Phase I study in which a single dose of REOLYSIN® is administered intravenously to patients diagnosed with selected advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.
U.S. Phase I/II Recurrent Malignant Glioma Clinical Trial
During the third quarter of 2006, we began patient enrolment in our clinical trial to investigate the use of REOLYSIN® for patients with recurrent malignant gliomas. This clinical trial is an open-label dose escalation Phase I/II trial in which a single dose of REOLYSIN® is administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump.
The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.
Other Clinical Trial Activity
During the third quarter, we continued to develop our Phase II clinical trial program which included the assessment of different cancer indications and potential drug combinations, the interviewing and selection of investigators and clinical trial sites, and the contracting of Contract Research Organizations.
Manufacturing and Process Development
In the first part of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process. We completed the transfer of these improvements to our cGMP manufacturer at the beginning of the third quarter of 2006 and began production runs under this improved process. These production runs are expected to provide sufficient REOLYSIN® to expand our Phase II clinical trial program. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.

Pre-Clinical Trial and Collaborative Program
We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. We continue with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses for the reovirus as a therapeutic.
Financial Impact
We estimated at the end of the second quarter of 2006 that our monthly cash usage for the year would average approximately $1,250,000. Our cash usage for the nine months ending September 30, 2006 was $8,456,752 from operating activities and $581,661 for the purchases of intellectual property and property and equipment. Our net loss for the nine month period ending September 30, 2006 was $9,407,419. We expect that our monthly cash usage will continue to increase through the fourth quarter of 2006 as we complete our ongoing production runs, continue to enroll patients in our ongoing clinical trials, and expand our clinical trial and collaborative programs. We now believe our average monthly cash usage will be less than $1,200,000 for 2006.
Cash Resources
We exited the second quarter of 2006 with cash resources totaling $31,495,254 (see “Liquidity and Capital Resources”).
Expected REOLYSIN® Development for the Remainder of 2006
For the remainder of 2006, we expect to continue to enroll patients in our existing clinical trials. We also expect to conclude enrollment in the expanded maximum delivered dose cohort in our U.K. Phase I systemic administration clinical trial. Also, along with our existing REOLYSIN® /radiation Phase II clinical trial, we plan to move into REOLYSIN®/chemotherapy co-therapy Phase II clinical trials and REOLYSIN® monotherapy Phase II clinical trials. The REOLYSIN®/chemotherapy clinical trial program will consist of small dose escalation Phase I studies to assess the safety of each co-therapy drug combination followed by Phase II clinical trials.
Recent 2006 Progress
On September 9, 2006 a poster, prepared by one of our collaborators, entitled “Reovirus Activates Dendritic Cells and Promotes Innate Anti-Tumour Immunity” was presented at the 1st Joint Meeting of European National Societies of Immunology. The poster highlighted the researchers’ use of isolated human cells to examine whether the use of the reovirus as a direct tumour killing agent might also activate the innate immune system to play a role in the killing of tumour cells. The innate immune system is the broad, short-term and non-specific first-line immune response to an infection. The research showed that the reovirus can infect and activate immature human dendritic cells. The reovirus-activated dendritic cells triggered anti-tumour cytotoxicity when co-cultured with two other types of immune cells, natural killer cells and autologous T-cells. The researchers concluded that the reovirus may support early innate anti-tumour immunity as well as inducing direct tumour cell death.

THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2006 and 2005)
Net loss for the three month period ending September 30, 2006 was $3,425,169 compared to $3,509,503 for the three month period ending September 30, 2005.
Research and Development Expenses (“R&D”)

	2006	2005
	$	$

Manufacturing and related process development expenses	1,259,716	1,767,524
Clinical trial expenses	688,435	372,825
Pre-clinical trial and research collaboration expenses	301,165	64,611
Other R&D expenses	456,430	613,103

Research and development expenses	2,705,746	2,818,063

For the third quarter of 2006, R&D decreased to $2,705,746 compared to $2,818,063 for the third quarter of 2005. The decrease in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2006	2005
	$	$

Product manufacturing expenses	896,776	1,655,390
Technology transfer expenses	184,761	—
Process development expenses	178,179	112,134

Manufacturing and related process development expenses	1,259,716	1,767,524

Our M&P expenses for the third quarter of 2006 decreased to $1,259,716 compared to $1,767,524 for the third quarter of 2005. In the third quarter of 2006, we completed the technology transfer that commenced in the second quarter of 2006. Our process development studies, that had been ongoing since 2005, resulted in improvements in virus yields. Once this technology transfer was completed we began production runs that will be used to supply our expanding Phase II and Phase I/II clinical trials. During the third quarter of 2005, we were in the midst of a multiple run supply contract, producing REOLYSIN® for our Phase I trials and did not incur technology transfer related costs.
In the third quarter of 2006, we incurred process development activity primarily associated with scale up compared to virus yield studies in the third quarter of 2005.
Clinical Trial Program

	2006	2005
	$	$

Direct clinical trial expenses	639,719	371,768
Other clinical trial expenses	48,716	1,057

Clinical trial expenses	688,435	372,825

During the third quarter of 2006, our direct clinical trial expenses increased to $639,719 compared to $371,768 for the third quarter of 2005. In the third quarter of 2006, we incurred direct clinical trial expenses in four clinical trials that were actively enrolling patients along with clinical site start up costs associated with our Phase II combination REOLYSIN®/radiation clinical trial in the U.K. In the third quarter of 2005, we incurred direct clinical trial expenses in only three clinical trials along with clinical site start up costs in the U.S.

Pre-Clinical Trial Expenses and Research Collaborations

	2006	2005
	$	$

Research collaboration expenses	252,460	64,611
Pre-clinical trial expenses	48,705	—

Pre-clinical trial expenses and research collaborations	301,165	64,611

During the third quarter of 2006, our research collaboration expenses were $252,460 compared to $64,611 in the third quarter of 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses of the reovirus as a therapeutic.
Other Research and Development Expenses

	2006	2005
	$	$

R&D consulting fees	70,323	384,725
R&D salaries and benefits	299,224	187,035
Other R&D expenses	86,883	41,343

Other research and development expenses	456,430	613,103

During the third quarter of 2006, our R&D consulting fees decreased to $70,323 compared to $384,725 in 2005. In the third quarter of 2005 we incurred consulting costs associated with the recruitment of our Chief Medical Officer, the activities of our scientific advisory board and consulting activity in support of our clinical trial activities. In the third quarter of 2006, we only incurred consulting fees associated with our clinical trial activity.
Our R&D salaries and benefits costs were $299,224 in the third quarter of 2006 compared to $187,035 in the third quarter of 2005. The increase is a result of increases in compensation and staff levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.
Operating Expenses

	2006	2005
	$	$

Public company related expenses	507,828	390,473
Office expenses	258,790	195,127

Operating expenses	766,618	585,600

During the third quarter of 2006, our public company related expenses increased to $507,828 compared to $390,473 for the third quarter of 2005. During this period we engaged additional investor relations services compared to the third quarter of 2005. Our office expenses in the third quarter of 2006 increased to $258,790 compared to $195,127 in the third quarter of 2005. Our office expenses have increased due to increased compensation levels and a general increase in office costs.

Stock Based Compensation

	2006	2005
	$	$

Stock based compensation	34,671	4,173

Stock based compensation for the third quarter of 2006 increased to $34,671 compared to $4,173 for the third quarter of 2005. In the third quarters of 2006 and 2005, we incurred stock based compensation associated with the vesting of previously granted options.
YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2006 and 2005)
Net loss for the nine month period ending September 30, 2006 was $9,407,419 compared to $8,841,272 for the nine month period ending September 30, 2005.
Research and Development Expenses (“R&D”)

	2006	2005
	$	$

Manufacturing and related process development expenses	2,751,207	3,584,430
Clinical trial expenses	1,920,467	1,154,677
Pre-clinical trial and research collaboration expenses	691,553	524,472
Other R&D expenses	1,219,460	1,235,455

Research and development expenses	6,582,687	6,499,034

For the nine month period ending September 30, 2006, R&D increased to $6,582,687 compared to $6,499,034 for 2005. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2006	2005
	$	$

Product manufacturing expenses	1,664,308	3,406,588
Technology transfer expenses	457,975	—
Process development expenses	628,924	177,842

Manufacturing and related process development expenses	2,751,207	3,584,430

Our M&P expenses for the nine month period ending September 30, 2006 decreased to $2,751,207 compared to $3,584,430 in 2005. In the first part of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process. We completed the transfer of the improvements in our process to our cGMP manufacturer at the beginning of the third quarter of 2006 and began campaigning production runs in order to provide us with sufficient REOLYSIN® to expand our Phase II clinical trial program. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.
In 2005, we were focused on the production of REOLYSIN® to supply the clinical trials enrolling at that time and to provide a supply for the two U.S. monotherapy and the U.K. combination trials approved in the first half of 2005. Our process development activity commenced work on improving production yields in the third quarter of 2005.
We continue to believe that our manufacturing and related process development expenses for 2006 will be in line with 2005.

Clinical Trial Program

	2006	2005
	$	$

Direct clinical trial expenses	1,783,138	1,067,927
Other clinical trial expenses	137,329	86,750

Clinical trial expenses	1,920,467	1,154,677

During the nine month period ending September 30, 2006, our direct clinical trial expenses increased to $1,783,138 compared to $1,067,927 for the nine month period ending September 30, 2005. During this period of 2006, we incurred direct patient costs in our four ongoing clinical trials along with clinical site start up costs associated with our U.K. phase II combination REOLYSIN®/radiation trial and our U.S. recurrent malignant glioma trial. In 2005, we were incurring direct patient costs associated with three enrolling clinical trial studies along with clinical site start up costs associated with our U.K. Phase Ia combination REOLYSIN®/radiation therapy and our U.S. systemic and glioma clinical trials.
We expect our clinical trial expenses will continue to increase for the remainder of 2006 compared to 2005. The increase in these expenses is expected to arise from enrollment in our existing clinical trial program and expansion into Phase II clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations

	2006	2005
	$	$

Research collaboration expenses	634,199	427,719
Pre-clinical trial expenses	57,354	96,753

Pre-clinical trial expenses and research collaborations	691,553	524,472

During the nine month period ending September 30, 2006, our research collaboration expenses were $634,199 compared to $427,719 for the nine month period ending September 30, 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses of the reovirus as a therapeutic.
During the nine month period ending September 30, 2006, our pre-clinical trial expenses were $57,354 compared to $96,753 for the nine month period ending September 30, 2005. The frequency of our pre-clinical trial expenses change from period to period as we move through our development program. As well, we may increase our pre-clinical activity depending on the results of our research collaborations.
For the remainder of 2006, we now expect that pre-clinical trial expenses and research collaborations will increase compared to 2005. We expect to continue expanding our collaborations in order to provide support for our expanding clinical trial program and identify new areas for investigation. Also, in our efforts to enter into additional combination therapy clinical trials we may be required to perform additional pre-clinical trial studies.

Other Research and Development Expenses

	2006	2005
	$	$

R&D consulting fees	134,650	550,594
R&D salaries and benefits	907,115	562,373
Quebec scientific research and experimental development refund	(52,344)	—
Other R&D expenses	230,039	122,488

Other research and development expenses	1,219,460	1,235,455

During the nine month period ending September 30, 2006, our R&D consulting fees decreased to $134,650 compared to $550,594 in 2005. In this period of 2005, we incurred consulting costs associated with the recruiting of our Chief Medical Officer and our two U.S. clinical trial applications. In 2006 we have not incurred this type of consulting service.
Our R&D salaries and benefits costs were $907,115 for the nine month period ending September 30, 2006 compared to $562,373 for the nine month period ending September 30, 2005. The increase is a result of increases in salary levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.
We expect that our Other Research and Development Expenses for the remainder of 2006 will remain consistent with 2005. We expect that salaries and benefits will increase as 2006 should include a complete year of salary and benefit costs for our Chief Medical Officer. This increase should be offset by a decline in our R&D consulting fees as we do not expect to require the same level of consulting services in 2006 as we incurred in 2005. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and Phase II clinical trial studies, possibly causing our R&D consulting expenses to increase.
Operating Expenses

	2006	2005
	$	$

Public company related expenses	2,007,464	1,484,605
Office expenses	782,183	626,822

Operating expenses	2,789,647	2,111,427

During the nine month period ending September 30, 2006, our public company related expenses increased to $2,007,464 compared to $1,484,605 for the nine month period ending September 30, 2005. The increase in public company related expenses was a result of incurring financial advisory services, executive search consulting fees associated with the appointment of two new directors and an increase in our investor relations activity in 2006 compared to 2005.
During the nine month period ending September 30, 2006, our office expenses increased to $782,183 compared to $626,822 for the nine month period ending September 30, 2005. Our office expenses have increased due to increased compensation levels and a general increase in office costs.
Stock Based Compensation

	2006	2005
	$	$

Stock based compensation	293,880	25,952

Stock based compensation for the nine month period ending September 30, 2006 increased to $293,880 compared to $25,952 for the nine month period ending September 30, 2005. During this period in 2006, we incurred stock based compensation associated with the issue and immediate vesting of stock options to our two newly appointed directors and the vesting of previously granted options.

Commitments
As at September 30, 2006, we are committed to payments totaling $1,624,000 during the remainder of 2006 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2006			2005				2004
	Sept.	June	March	Dec.	Sept.	June	March	Dec.

Revenue(1)	320	335	292	160	211	168	245	205
Net loss(4)	3,425	2,988	2,995	3,941	3,510	2,955	2,377	3,992
Basic and diluted loss per common share(4)	$0.09	$0.08	$0.08	$0.12	$0.11	$0.09	$0.07	$0.14
Total assets(2), (5)	37,980	40,828	43,660	46,294	34,538	38,081	40,519	39,489
Total cash(3), (5)	31,495	34,501	37,687	40,406	28,206	31,975	34,713	33,919
Total long-term debt(6)	150	150	150	150	150	150	150	150
Cash dividends declared(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2005.

(3)	Included in total cash are cash and cash equivalents plus short-term investments.

(4)	Included in net loss and loss per common share between September 2006 and Sept 2004 are quarterly stock based compensation expenses of $34,671, $222,376, $36,833, $38,152, $4,173, $8,404, $13,375, and $1,870,596, respectively.

(5)	We issued 150,000 common shares in 2006 for cash proceeds of $127,500 (2005 – 4,321,252 common shares for cash proceeds of $18,789,596; 2004 – 4,685,775 common shares for $23,495,961).

(6)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(7)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at September 30, 2006, we had cash and cash equivalents (including short-term investments) and working capital positions of $31,495,254 and $30,400,183, respectively compared to $40,406,167 and $39,301,444, respectively for December 31, 2005. The decrease in 2006 reflects cash usage from operating activities and purchases of intellectual property of $8,456,752 and $552,319, respectively with cash inflows from financing activities of $127,500.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, collaborations, administrative costs, and our intellectual property expansion and protection. For the remainder of 2006, we expect our monthly cash usage to continue to increase as we manufacture REOLYSIN®, enroll patients in our ongoing clinical trials, and expand our clinical trial and collaborative programs. We expect that our average monthly cash usage for 2006 will be less than $1,200,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2008. Factors that will affect our anticipated average monthly burn rate include, but are not limited to, the number of manufacturing runs and activities required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the U.S. National Cancer Institute’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $187,283 on intellectual property in the third quarter of 2006 compared to $242,223 in the third quarter of 2005. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from a stronger Canadian dollar as our patent costs are typically incurred in U.S. currency. As at the end of the third quarter of 2006, we had been issued 17 U.S., five Canadian and three European patents.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $27,538,168 invested under this policy and we are currently earning interest at an effective rate of 3.89% (2005 – 2.86%).
OTHER MD&A REQUIREMENTS
We have 36,386,748 common shares outstanding at November 2, 2006. If all of our warrants (2,672,000) and options (3,584,550) were exercised we would have 42,643,298 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Financial Statements
Oncolytics Biotech Inc.
September 30, 2006

Oncolytics Biotech Inc.
BALANCE SHEETS
(unaudited)
As at,

	September 30,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	3,957,086	3,511,357
Short-term investments	27,538,168	36,894,810
Accounts receivable	37,640	47,390
Prepaid expenses	1,231,697	540,368

	32,764,591	40,993,925

Property and equipment	152,358	189,863

Intellectual property	5,063,265	5,110,538

	37,980,214	46,294,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,364,408	1,692,481

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares
Issued: 36,386,748 (December 31, 2005 – 36,236,748)	84,681,904	84,341,212
Warrants [note 2]	4,216,740	4,429,932
Contributed surplus [note 3]	6,707,123	6,413,243
Deficit	(60,139,961)	(50,732,542)

	35,465,806	44,451,845

	37,980,214	46,294,326

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
(unaudited)

					Cumulative
	Nine Month	Nine Month	Three Month	Three Month	from inception
	Period	Period	Period	Period	on April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September 30,
	30, 2006	30, 2005	30, 2006	30, 2005	2006
	$	$	$	$	$

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	947,364	623,615	320,454	210,978	4,516,560

	947,364	623,615	320,454	210,978	4,826,560

Expenses
Research and development	6,582,687	6,499,034	2,705,746	2,818,063	39,418,192
Operating	2,789,647	2,111,427	766,618	585,600	15,880,338
Stock based compensation [note 3]	293,880	25,952	34,671	4,173	4,055,979
Foreign exchange loss/(gain)	(2,703)	198,481	5,129	97,997	610,875
Amortization – intellectual property	647,893	580,949	220,774	199,131	3,810,684
Amortization – property and equipment	43,379	51,334	12,685	17,042	398,425

	10,354,783	9,467,177	3,745,623	3,722,006	64,174,493

Loss before the following:	9,407,419	8,843,562	3,425,169	3,511,028	59,347,933

Gain on sale of BCY LifeSciences Inc.	—	(765)	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before taxes	9,407,419	8,842,797	3,425,169	3,511,028	61,205,215

Capital tax	—	(1,525)	—	(1,525)	49,746

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss for the period	9,407,419	8,841,272	3,425,169	3,509,503	60,139,961

Deficit, beginning of period	50,732,542	37,950,711	56,714,792	43,282,480	—

Deficit, end of period	60,139,961	46,791,983	60,139,961	46,791,983	60,139,961

Basic and diluted loss per share	0.26	0.27	0.09	0.11

Weighted average number of shares	36,317,687	32,702,843	36,368,270	32,983,922

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
(unaudited)

			Three	Three	Cumulative
	Nine Month	Nine Month	Month	Month	from inception
	Period	Period	Period	Period	on April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September 30,
	30, 2006	30, 2005	30, 2006	30, 2005	2006
	$	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(9,407,419)	(8,841,272)	(3,425,169)	(3,509,503)	(60,139,961)
Deduct non-cash items
Amortization – intellectual property	647,893	580,949	220,774	199,131	3,810,684
Amortization – property and equipment	43,379	51,334	12,685	17,042	398,425
Stock based compensation	293,880	25,952	34,671	4,173	4,055,979
Other non-cash items [note 4]	—	73,790	—	35,905	1,383,537
Net changes in non-cash working capital [note 4]	(34,485)	(188,531)	261,875	(297,460)	1,058,514

	(8,456,752)	(8,297,778)	(2,895,164)	(3,550,712)	(49,432,822)

INVESTING ACTIVITIES
Intellectual property	(552,319)	(706,982)	(187,283)	(242,223)	(5,208,989)
Property and equipment	(29,342)	(31,134)	(8,294)	(15,914)	(616,853)
Purchase of short-term investments	(801,358)	(5,470,458)	(261,480)	(136,620)	(47,885,398)
Redemption of short-term investments	10,158,000	2,747,396	—	—	19,928,746
Investment in BCY LifeSciences Inc.	—	7,965	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	8,774,981	(3,453,213)	(457,057)	(394,757)	(30,785,549)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	—	150,000
Proceeds from exercise of warrants and stock options	127,500	3,384,787	85,000	76,500	15,094,568
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	—	—	—	30,793,504

	127,500	3,384,787	85,000	76,500	84,175,457

Increase (decrease) in cash and cash equivalents during the period	445,729	(8,366,204)	(3,267,221)	(3,868,969)	3,957,086

Cash and cash equivalents, beginning of the period	3,511,357	12,408,516	7,224,307	7,911,281	—

Cash and cash equivalents, end of the period	3,957,086	4,042,312	3,957,086	4,042,312	3,957,086

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 (unaudited)
1. ACCOUNTING POLICIES
These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2005 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.
2. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Issued for cash pursuant to December 29, 2005 private placement	3,200,000	14,176,000	1,920,000	2,908,800

Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)

Expired warrants	—	1,496,514	(1,219,288)	(1,496,514)

Exercise of options	350,000	297,500	—	—

Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005	36,236,748	84,341,212	2,784,800	4,429,932

Exercise of options	150,000	127,500	—	—

Expired warrants	—	213,192	(112,800)	(213,192)

Balance, September 30, 2006	36,386,748	84,681,904	2,672,000	4,216,740

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 (unaudited)
The following table summarizes the Company’s outstanding warrants as at September 30, 2006:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During the	During the	Outstanding,	Contractual
Price	the Period	Period	Period	Period	End of Period	Life (years)

$5.65	320,000	—	—	—	320,000	2.25
$6.15	1,600,000	—	—	—	1,600,000	2.25
$7.06	112,800	—	—	(112,800)	—	—
$8.00	752,000	—	—	—	752,000	1.15

	2,784,800	—	—	(112,800)	2,672,000	1.94

3. STOCK BASED COMPENSATION
Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at September 30:

	2006		2005
		Weighted		Weighted
		Average		Average
	Stock	Share Price		Share Price
	Options	$	Stock Options	$

Outstanding at beginning of period	3,634,550	4.66	3,805,550	4.39
Granted during period	100,000	3.85	200,000	3.18
Cancelled during period	—	—	(21,000)	4.95
Exercised during period	(150,000)	0.85	(350,000)	0.85

Outstanding at end of period	3,584,550	4.79	3,634,550	4.48

Options exercisable at end of period	3,352,050	4.91	3,387,050	4.77

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 (unaudited)
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2006:

		Weighted	Weighted		Weighted
		Average	Average		Average
Range of		Remaining	Exercise		Exercise
Exercise	Number	Contractual	Price	Number	Price
Prices	Outstanding	Life (years)	$	Exercisable	$

$ 0.75 – $ 1.00	482,550	3.1	0.85	482,550	0.85
$ 1.65 – $ 2.37	281,000	6.2	1.85	261,000	1.85
$ 2.70 – $ 3.50	728,750	7.3	3.13	528,750	3.11
$ 4.00 – $ 5.00	1,240,750	8.0	4.86	1,228,250	4.86
$ 6.77 – $ 9.76	708,500	5.4	8.66	708,500	8.66
$12.15 – $13.50	143,000	4.1	12.63	143,000	12.63

	3,584,550	6.4	4.79	3,352,050	4.91

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,662,461 common shares for issuance relating to outstanding stock options.
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $34,671 and $293,880 for the three and nine month periods ending September 30, 2006, respectively (September 30, 2005 $4,173 and $25,952, respectively) with respect to the granting of options in the period and vesting of options issued in prior periods with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the nine month period ending September 30, 2006 was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2006	2005

Risk-free interest rate	4.24%	3.27%
Expected hold period to exercise	3.5 years	3.5 years
Volatility in the price of the Company’s shares	64%	64%
Dividend yield	Zero	Zero
Weighted average fair value of options	$1.86	$1.51

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 (unaudited)
4. ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital
For the periods ending:

					Cumulative
	Nine	Nine	Three	Three	from
	Month	Month	Month	Month	inception
	Period	Period	Period	Period	on April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005	30, 2006
	$	$	$	$	$

Change in:
Accounts receivable	9,750	(683)	16,507	19,481	(37,640)
Prepaid expenses	(691,329)	(702,806)	(233,919)	(197,897)	(1,231,697)
Accounts payable and accrued liabilities	671,927	480,322	457,687	(113,734)	2,364,408

Change in non-cash working capital	(9,652)	(223,167)	240,275	(292,150)	1,095,071
Net change associated with investing activities	(24,833)	34,636	21,600	(5,310)	(36,557)

Net change associated with operating activities	(34,485)	(188,531)	261,875	(297,460)	1,058,514

Other Non-Cash Items

					Cumulative
			Three	Three	from
	Nine Month	Nine Month	Month	Month	inception on
	Period	Period	Period	Period	April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005	30, 2006
	$	$	$	$	$

Foreign exchange loss	—	74,555	—	35,905	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	(765)	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)

	—	73,790	—	35,905	1,383,537

5. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Shareholder Information
For public company filings please go to www.sedar.com or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William. A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Chairman, Rockwater Capital Corporation
Fred Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377 Fax: (403) 283.0858
www.oncolyticsbiotech.com

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Damian McIntosh
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	dmcintosh@investorrelationsgroup.com